Exhibit 99.21

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 1.900% Global Notes Series RB due April 21, 2031 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	109,100
Printing and engraving fees and expenses		6,000
Legal fees and expenses		50,000
Fiscal Agent and registrar fees and expenses		30,000
Rating fees and expenses		10,000

	U.S.$	205,100